# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOLLY VARDEN SILVER CORPORATION, CIK 0001542028
CUSIP: 256827783
Title of class of securities: Common Shares
Address of issuer's principal executive offices: SUITE 1130 - 1055 W HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2E9
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0000719413
Persons authorized to receive notices and communications: David C. Sienko, 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho (ID), 83815, 2087694100

## Reporting persons
- HECLA MINING CO/DE/ (CIK 0000719413): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,079,337; sole dispositive power 0; shared dispositive power 4,079,337; aggregate amount beneficially owned 4,079,337 (4.5% of the class)
- Hecla Canada Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,079,337; sole dispositive power 0; shared dispositive power 4,079,337; aggregate amount beneficially owned 4,079,337 (4.5% of the class)
- Hecla Quebec Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,079,337; sole dispositive power 0; shared dispositive power 4,079,337; aggregate amount beneficially owned 4,079,337 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: DOLLY VARDEN SILVER CORPORATION
Address of issuer's principal executive offices: SUITE 1130 - 1055 W HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2E9
Comment:
EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on May 30, 2025, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2026 and Amendment No. 2 to Schedule 13D filed on February 11, 2026 (the "Schedule 13D"), with the U.S. Securities and Exchange Commission, relating to the common shares of Dolly Vardon Silver Corp. (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of this Amendment No. 3 is to reflect that, between February 24, 2026 and February 27, 2026, Hecla Canada Ltd. sold an aggregate of 2,170,000 Common Shares of the Issuer at weighted average prices per share set forth in Item 5(c) of this Amendment No. 3. Hecla Canada Ltd. effected such sale transactions in the open market on the TSX-Venture Exchange.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

Hecla Canada Ltd.: 2,727,374 (3.0%); Hecla Quebec Inc.: 1,351,963 (1.5%)
Number of shares as to which each person has sole or shared power to vote or dispose: Hecla Mining Company, which is a publicly traded entity listed on the New York Stock Exchange, is the sole shareholder of Hecla Canada Ltd. and Hecla Quebec Inc. Each of Hecla Mining Company, Hecla Canada Ltd. and Hecla Quebec Inc. have shared voting power and shared dispositive power over 4,079,337 Common Shares of the Issuer.
Transactions in the class effected during the past sixty days:
Hecla Canada Ltd. effected the following sale transactions in Common Shares of the Issuer in the open market on the TSX-Venture Exchange on the dates indicated below. Such transactions are the only transactions in Common Shares of the Issuer by the Reporting Persons in the 60 days preceding the filing of this Amendment No. 3, or since the filing of Amendment No. 2 to Schedule 13D by the Reporting Persons on February 11, 2026, whichever is less.

Trade Date Number of Common Shares Sold Weighted Average Price Per Share
02/20/2026 100,000 $6.4003
02/24/2026 450,000 $6.6000
02/25/2026 200,000 $6.5600
02/26/2026 1,300,000 $6.5046
02/27/2026 120,000 $6.4500
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 27, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's Common Shares. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- HECLA MINING CO/DE/: /s/ David C. Sienko, Sr. Vice President, General Counsel & Secretary (02/27/2026)
- Hecla Canada Ltd.: /s/ Robert D. Brown, President (02/27/2026)
- Hecla Quebec Inc.: /s/ Carlos Aguiar, President (02/27/2026)